UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announced that Dr. Glen Nelson has accepted nomination to the Company’s Board of Directors.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  May 20, 2004

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday May 20 , 2004

ANGIOTECH PHARMACEUTICALS NOMINATES FORMER MEDTRONIC

VICE CHAIRMAN DR. GLEN NELSON TO BOARD OF DIRECTORS

VANCOUVER, MAY 20, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, today announced that Dr. Glen D. Nelson, the former Vice Chairman of Medtronic has accepted the Company's nomination for election as a Director at its upcoming general meeting.

Dr. Nelson was Vice Chairman of Minneapolis-based medical technology company Medtronic, Inc. from 1988 until his retirement in 2002.   He currently serves on the Board of Directors of The St. Paul Travelers Companies, Inc.  Dr. Nelson also holds the position of Emeritus Clinical Professor of Surgery at the University of Minnesota and is a member of the Dean's Council of Harvard University and The Johns Hopkins Medicine Board of Visitors.

"Dr. Nelson is well known in our industry for his academic, clinical and business acumen," said William L. Hunter, President and CEO of Angiotech. “We are honored that he has accepted our nomination to the Board and shares our vision of creating the next generation of drug-loaded devices and biomaterials.  His clinical practice and industry background will provide our Board with a unique perspective, making him a valuable asset to our company and shareholders.”

In 1980, Dr. Nelson joined Medtronic as a Director and was subsequently named Executive Vice-President in 1986 and Vice-Chairman in 1988.  Among his career accomplishments, he was a practicing surgeon from 1969 until 1986, specializing in vascular and bariatric surgery.  For the latter eleven years of that period, he also served as Chairman, President and Chief Executive Officer of the Park Nicollet Medical Center, a large multi-specialty group practice based in Minneapolis.  He also served as Chairman of the Board and Chief Executive Officer of American MedCenters from 1984 through to 1986.

Having earned a bachelor of arts degree from Harvard College in 1959, Dr. Nelson subsequently went on to complete his medical degree from the University of Minnesota in 1963.  He completed his training in general surgery at Minneapolis-based Hennepin County General Hospital in 1969 and was certified by the American Board of Surgery one year later.

The Company's Annual General and Extraordinary Meeting of shareholders will be held in Vancouver at 9:00 a.m. on Thursday, June 10, 2004. Information pertaining to the nomination of Directors and other business matters has been mailed out as part of the materials for the meeting.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSE: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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